UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-15 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2004

Commission File Number: 001-14568

IPSCO INC.

(Exact name of registrant as specified in its charter)

P.O. Box 1670, Regina, Saskatchewan, Canada, S4P 3C7

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ____

Form 40-F   x

Indicated by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1). _____

Note:  Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): _____

Note:  Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holder, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicated by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes

[   ]

No

[ x ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):  82-_____.

Exhibit Index

Exhibit #	Description	Page #
I	News Release – IPSCO Employees Rally Together to provide Relief from Hurricane Ivan	1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IPSCO Inc.

Date: September 16, 2004

By: s/George Valentine

_______________________

George Valentine

Vice President, General Counsel

and Corporate Secretary

                                                                                                                                                                     News Release

For Immediate Release

IPSCO EMPLOYEES RALLY TOGETHER TO PROVIDE RELIEF FROM HURRICANE IVAN

[Lisle, Illinois] [September 16, 2004] – Employees at the various IPSCO (NYSE/TSX: IPS) operations throughout the United States and Canada are rallying together to support their colleagues and friends whose families have been impacted by Hurricane Ivan. The storm passed through Mobile, Alabama early this morning without significantly affecting IPSCO's Alabama steel mill, however it is expected that many families will not be so fortunate.

Employees are being invited to contribute money to a Mobile Relief Fund to be used to help with disaster relief for those most affected by the storm. IPSCO will match all employee contributions, dollar for dollar.

IPSCO has purchased needed supplies such as bottled water, non-perishable foods, toiletries, flashlights and other items, which are being shipped in two large semi-truckloads to IPSCO’s Mobile Alabama steel mill this afternoon to be used by families whose lives have been disrupted by Hurricane Ivan. The assembling of supplies is being coordinated by IPSCO’s Montpelier, Iowa Steelworks employees. Volunteers have spent the past 24 hours collecting the supplies to be shipped. In addition, many local organizations have helped in the effort.  For example, the local Associations of Retarded Citizens spent the last night making 350 large candles, one for each Mobile employee to use in case the power has not yet been restored.

“The generosity of our employees throughout the IPSCO organization is spectacular,” said IPSCO’s President David Sutherland. “IPSCO and its employees have a long history of stepping up to the plate at times of need and this is another clear example of that.”

IPSCO employs 350 individuals at its Mobile site.

For further information on IPSCO, please visit the company’s web site at www.ipsco.com.

Company Contact:

Kelly Brossart

Communications Department

IPSCO

Tel. (306) 924-7475

Release #04-31

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